UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2011

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, January 25, 2011

Mr. Fernando Coloma Correa
Commissioner
SECURITIES AND INSURANCE COMMISSION
Hand Delivery

Re:	Disclosure of MATERIAL EVENT – Report on Results for 2010 and Fourth Quarter of 2010 prior to publication of Uniform Financial Statements (FECU).

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of Securities Market Law 18045 and General Rule No. 30 of the Securities and Insurance Commission, under due authority please be advised of the following material event:

On this date, notwithstanding the forwarding of the corresponding FECU within the pertinent deadline, the Audit Committee and Board of Directors of LAN Airlines S.A. have approved publication, as a material event, of the financial information enclosed herewith.  This information corresponds to summary financial information on the income statement and consolidated balance sheet of the company and also includes a qualitative explanation of the operating performance for the year and for the fourth quarter ending December 31, 2010.

Please note that LAN Airlines S.A. will provide this financial information to its shareholders, investors and the market in general for the purpose of (i) providing them truthful, sufficient and timely information in advance of the delivery of the respective FECU within the applicable deadlines; (ii) complying with the deadline for delivery of financial information to the market, investors and analysts, as has been the practice of LAN Airlines S.A. in recent years; and (iii) keeping our shareholders, investors and the market in general adequately informed through the delivery of financial information on LAN Airlines S.A. according to IFRS.

Finally, this financial information does not supersede or modify the corresponding FECU according to IFRS, which will be delivered for the year 2010 within the deadlines stipulated in the rules of the Securities and Insurance Commission.

Very sincerely yours,

Alejandro de la Fuente Goic
Corporate Vice-President of Finance
Lan Airlines S.A.

cc:	Santiago Stock Exchange
Electronic Exchange of Chile
Valparaíso Securities Exchange

LAN AIRLINES REPORTS NET INCOME OF US$419.7 MILLION FOR FULL YEAR 2010 AND US$164.6 MILLION FOR FOURTH QUARTER 2010

Santiago, Chile, January 25, 2011 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the full year and fourth quarter ended December 31, 2010. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars.

HIGHLIGHTS

•
Full year 2010 results were marked by strong recovery and growth in both the cargo and passenger businesses. LAN reported net income of US$419.7 million for full year 2010, an increase of 81.6% compared to full year 2009. These solid results demonstrate the Company’s ability to seize opportunities in the recovery of global markets following the challenges in 2009, despite the impact of the earthquake that affected Chile in February 2010.

•
For full year 2010, operating income reached US$622.9 million, a 43.0% increase compared to the US$435.7 million in full year 2009. Operating margin reached 13.8%, an increase of 1.9 points compared to 11.9% in 2009.

•	For fourth quarter 2010 LAN reported net income of US$164.6 million, an increase of 49.9% compared to the US$109.8 million reported in fourth quarter 2009.

•
Operating income reached US$210.7 million in fourth quarter 2010, a 10.7% increase compared to US$190.3 million in fourth quarter 2009. Operating margin reached 16.2% compared to 17.8% in the same period 2009.

•
Total revenues in fourth quarter 2010 reached US$1,302.5 million compared to US$1,070.7 million in fourth quarter 2009 due to a 17.3% increase in passenger revenues and a 31.2% increase in cargo revenues. Passenger and cargo revenues accounted for 68.2% and 28.4% of total revenues, respectively, during fourth quarter 2010.

•
On January 19, 2011, LAN and TAM announced the signing of binding agreements containing the definitive terms and conditions of the proposed business combination between both companies, as initially announced in August 2010. This transaction remains subject to the approval by the Agência Nacional de Aviação Civil (“ANAC”) in Brazil, other relevant government authorities and the companies’ respective shareholders.

•
On November 26, 2010, LAN acquired Colombian airline Aerovías de Integración Regional S.A. (“AIRES”) for US$12 million in cash, in addition to assuming net liabilities of US$87 million. The Colombian market is the second largest market in South America with over 12 million annual domestic passengers. AIRES is currently the second largest operator in Colombia’s domestic market with approximately 22% market share.

•
In line with the Company’s expansion, during fourth quarter 2010 LAN received a total of five Airbus A320 passenger aircraft, destined for domestic and regional markets. For the cargo business, the Company took delivery of two Boeing 767-300 freighters, destined for operations between Latin America and the United States.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690

MANAGEMENT COMMENTS ON FOURTH QUARTER 2010 RESULTS

LAN reported net income of US$164.6 million in fourth quarter 2010, driven by a strong recovery in both cargo and passenger operations. Net income increased 49.9% compared to fourth quarter 2009. This included a US$14.0 million (pre tax) non-operating reversal of the provision related to the investigation in the cargo business carried out by the European Commission, as a result of the fine announced in November 2010. Operating income for the quarter increased 10.7%, reaching US$210.7 million, with a 16.2% operating margin.

During fourth quarter 2010, LAN’s consolidated revenues increased 21.6% compared to fourth quarter 2009. Passenger revenues increased 17.3% during the quarter, driven by continued traffic growth and a 3.3% expansion in yields. Passenger traffic growth during the quarter reached 13.6%, while load factors reached 81.7%, 2.9 points higher than the same period 2009. Total passenger capacity as measured in ASKs grew 9.6%, with capacity increases focused mainly on long-haul routes to the United States and Europe and regional routes. Such capacity growth was a direct result of new routes that LAN and its affiliates successfully launched in 2010, including Lima – San Francisco and Santiago – Paris (via Madrid) in the long-haul business, and Lima – Brasilia and Guayaquil – Galapagos in the regional and domestic operations.

Revenues per ASK (RASK) increased 7.1%, driven by higher load factors, as well as an increase in yields compared to fourth quarter 2009. Passenger yields increased mainly as a result of a stronger demand environment.

During fourth quarter 2010, cargo revenues increased 31.2%, reflecting continued strong growth in LAN Cargo’s traffic, with RTK growth of 12.4%. Cargo capacity in the quarter grew 14.0%, allowing LAN Cargo to reach a 71.8% load factor, 1.0 point lower than fourth quarter 2009. Yields showed a 16.7% improvement compared to fourth quarter 2009, leading to a 15.1% increase in unit revenue.

Revenue growth in the cargo business continued to reflect the Company’s ability to exploit the expansion in global cargo flows, as well as the development of key strategic initiatives. The Company grew capacity mainly by leveraging the two Boeing 767-300 freighters received in the quarter. Active capacity management, coupled with new revenue management tools, enabled LAN Cargo to benefit from the growth trends seen in import markets to Latin America, especially to Brazil. The expansion of operations to Europe utilizing the new, and highly efficient, Boeing 777-200 freighter fleet has strengthened the Company’s competitive position and further diversified its revenue base. Additionally, through its Brazilian affiliate ABSA, the Company continues to strengthen domestic cargo operations in Brazil. Furthermore, the Company continues to successfully optimize capacity in the bellies of passenger aircraft, maximizing the synergies of the Company’s integrated passenger and cargo operation.

Operating expenses increased 24.0% compared to fourth quarter 2009, while costs per ATK (including net financial expenses) increased 9.3%. Excluding fuel, unit costs increased 10.0%, mainly due to higher wages and salaries, and higher costs related to ACMI leases in the cargo business. Higher fuel prices generated US$31.1 million in increased fuel costs in the quarter, including the net impact of fuel hedges. Through a combination of collars and swaps, LAN has hedged approximately 35% of the Company’s estimated fuel consumption for 2011, including 56% of the estimated consumption for the first quarter 2011 which is the high season for the passenger business.

LAN continues to maintain a solid financial position, with ample liquidity and a solid financial structure, as reflected by the Company’s BBB Investment Grade international credit rating (Fitch). LAN is one of the few airlines in the world with an Investment Grade rating. At the end of the quarter, LAN reported US$737.1 million in cash and cash equivalents representing 16.3% of revenues for the last twelve months. Additionally, the Company has no short-term debt, while its long-term debt is mainly related to aircraft financing and has 12 to 15 year repayment profiles with competitive interest rates. The Company has limited exposure to foreign exchange rate fluctuations as approximately 80% of revenues are U.S. dollar denominated.

LAN’s strong operating results during the quarter evidenced the ample growth opportunities in both cargo and passenger markets, enhancing the Company’s leadership position in Latin America. Based on LAN’s diversified, solid and flexible business model, as well as the Company’s consistent track record and solid balance sheet, LAN is continuously improving the Company’s long-term strategic position by addressing opportunities, strengthening its market presence and increasing competitiveness.

EBITDAR CALCULATION (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (US$ millions)	4Q10	4Q09	% Chg.	Dec 10	Dec 09	% Chg.

Revenues	1,302.5	1,070.7	21.6%	4,523.3	3,655.5	23.7%
Operating Expenses	-1,091.7	-880.4	24.0%	-3,900.4	-3,219.8	21.1%
Operating Income	210.7	190.3	10.7%	622.9	435.7	43.0%

Depreciation and Amortization	92.3	78.3	17.8%	341.7	303.9	12.4%
EBITDA	303.0	268.6	12.8%	964.6	739.6	30.4%
EBITDA Margin	23.3%	25.1%	-1.8 pp.	21.3%	20.2%	1.1 pp.

Aircraft Rentals	26.9	23.5	14.5%	98.6	83.7	17.8%
EBITDAR	330.0	292.2	12.9%	1,063.2	823.3	29.1%
EBITDAR Margin	25.3%	27.3%	-2.0 pp.	23.5%	22.5%	1.0 pp.

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

RECENT EVENTS

Agreement with TAM

On August 13, 2010, LAN and TAM announced that they entered into a non-binding MOU, outlining their intentions to combine their holdings under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the 10 major airline groups in the world. LATAM would provide transportation services for passengers and cargo to more than 115 destinations in 23 countries, operating a fleet of more than 280 aircrafts with over 40,000 employees.

Each of the airlines in the group would continue to operate under existing operating certificates and brands. Within the group, TAM would continue to operate as a Brazilian company with its own structure. The current holdings of LAN Airlines S.A. would operate as an independent business unit within the group.

On October 20, 2010, LAN and TAM announced that TAM’s subsidiaries submitted the final transaction structure for the approval of the Brazilian National Civil Aviation Agency (“ANAC”).

On January 19, 2011, LAN and TAM announced the signing of the binding agreements between both companies and their respective controlling shareholders, in line with the MOU signed on August 13, 2010. These binding agreements include an Implementation Agreement and an Exchange Offer Agreement containing the definitive terms and conditions of the proposed business combination of LAN and TAM. This transaction remains subject to the approval of ANAC, other relevant government authorities and respective shareholders. Completion of this transaction is expected to take between six to nine months.

Acquisition of AIRES

On November 26, 2010, LAN acquired Colombian airline Aerovías de Integración Regional S.A. (“AIRES”) for US$12 million in cash, in addition to assuming net liabilities of US$87 million. The Colombian market is the second largest market in South America with over 12 million annual domestic passengers and represents a key market in LAN’s consolidation as a leading airline within the region. AIRES is currently the second largest operator in Colombia’s domestic market with approximately a 22% market share.

Dividend Information

On January 13, 2011, the Company paid a second interim dividend related to full year 2010 results to shareholders of record as of January 7, 2011. The dividend amounted to US$ 125.0 million, representing US$0.36896 per share. Together with the US$74.5 million dividend payment made in August, LAN’s 2010 interim dividend payments are equivalent to 47.5% of the Company’s net income for the year.

Fleet Plan

In line with the Company’s expansion, during fourth quarter 2010 the Company received a total of 5 Airbus A320 passenger aircraft, destined for domestic and regional markets, and 2 Boeing 767-300 freighters, destined for growth on routes between Latin America and the United States. For the full year 2010, the Company took delivery of a total of 8 Airbus A320 passenger aircraft, 1 Boeing 767-300 passenger aircraft and 2 Boeing 767-300 freighters.

During 2011, LAN expects to receive 20 Airbus A320 family aircraft to operate domestic and regional routes, as well as 3 Boeing 767-300s for long-haul routes. During 2011, the Company’s fleet plan also includes the sale of 5 Airbus A318 aircraft. Regarding the cargo fleet, during 2011, the Company expects the delivery of 1 Boeing 767-300 freighter aircraft.

As a result of LAN’s purchase of AIRES, the Company’s fleet also currently includes the aircraft operated by AIRES, consisting of 9 Boeing 737-700s, 11 Dash 8-200s and 4 Dash 8-Q400s, all under operating leases.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

	2010	2011	2012	2013

PASSENGER FLEET
Dash 8-200/Dash 8-Q400	15	15	15	15
Boeing 737-700	9	9	9	9
A321/A320/A319/A318	61	76	84	94
B767-300 ER	28	31	34	34
B787	-	-	7	12
A340-300	5	5	5	5
TOTAL PASSENGER FLEET	118	136	154	169

CARGO FLEET
767-300 F	11	12	12	12
777-200 F	2	2	4	4
TOTAL CARGO FLEET	13	14	16	16

TOTAL FLEET	131	150	170	185

Total Fleet Capex (US$ millions)	434	1,015	1,845	1,168

* Note: Assumes the delay of two Boeing 787 Dreamliners from 2011 to 2012

OUTLOOK

Considering current market conditions, the Company expects passenger ASK growth in 2011 to be between 20% and 22%, mainly driven by the net delivery of 18 passenger aircraft and the incorporation of AIRES’ operations. LAN Cargo expects cargo ATK growth in 2011 to be between 16% and 18%, mainly driven by the delivery of 3 Boeing 767-300 freighters between November 2010 and January 2011.

CONSOLIDATED FOURTH QUARTER 2010 RESULTS

Net income in fourth quarter 2010 amounted to US$164.6 million compared to US$109.8 million in the same period 2009. Net margin for the quarter increased from 10.3% in 2009 to 12.6% in 2010.

Operating income amounted to US$210.7 million in fourth quarter 2010 compared to US$190.3 million in fourth quarter 2009. Operating margin in the quarter decreased from 17.8% in 2009 to 16.2% in 2010.

Total operating revenues increased 21.6% compared to fourth quarter 2009, reaching US$1,302.5 million. This reflected a:
•	17.3% increase in passenger revenues to US$888.4 million,
•	31.2% increase in cargo revenues to US$370.2 million, and a
•	39.6% increase in other revenues to US$43.9 million.
Passenger and cargo revenues accounted for 68.2% and 28.4% of total revenues for the quarter, respectively.

Passenger revenues increased 17.3%, driven by 13.6% growth in traffic and a 3.3% increase in yields. Load factors increased from 78.8% to 81.7%, as the growth in traffic outpaced the 9.6% increase in capacity. Overall, revenues per ASK increased 7.1%. Traffic grew as a result of a 10.0% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and a 15.2% increase in international traffic. International traffic accounted for 70.2% of total passenger traffic during the quarter. Yields increased 3.3% due to higher fares as a result of a stronger demand environment.

Cargo revenues increased 31.2% in the quarter, driven by a 12.4% increase in cargo traffic and a 16.7% increase in yields, reflecting a strong recovery and growth in global cargo markets, as well as better revenue management practices. Capacity increased 14.0% during the quarter. As a consequence, load factors decreased from 72.8% to 71.8%. Revenues per ATK increased 15.1% compared to fourth quarter 2009.

Other revenues increased 39.6%, mainly driven by an increase in tours and travel services, as well as an increase in storage and customs brokerage.

Total operating expenses increased 24.0% during the quarter and unit (ATK) costs increased 9.3% compared to fourth quarter 2009. Higher jet fuel prices during the quarter led to approximately US$31.1 million in higher fuel costs (net of fuel hedges). Excluding fuel, unit costs increased 10.0% mainly due to higher wages and salaries and higher costs related to ACMI leases in the cargo business. Changes in operating expenses were mainly due to the following:

•
Wages and benefits increased 29.7%, driven by higher average headcount, in-line with the Company’s operational expansion, the impact of the appreciation of Latin American currencies, and an increase in variable bonus payments in line with higher results obtained in 2010.

•
Fuel costs increased 20.8%, mainly driven by a 14.8% increase in prices, coupled with a 9.0% increase in consumption. In addition, the Company recognized a US$6.9 million fuel hedge gain, compared to a US$3.8 million fuel hedge loss in fourth quarter 2009.

•	Commissions to agents increased 20.5% due to a 21.1% increase in traffic revenues (passenger and cargo), in addition to no variation in average commissions.
•
Depreciation and amortization increased 17.8%, mainly due to the incorporation of 1 new Boeing 767-300 passenger aircraft in February 2010 and 8 new Airbus A320 aircraft between July and December 2010.

•
Other rental and landing fees increased 31.5%, mainly due to increased costs of aeronautical rates and handling costs, in-line with the expansion in the Company’s operations during the quarter, as well as increased costs from ACMI leases in the cargo business.

•	Passenger service expenses increased 22.0%, driven by a 14.0% increase in the number of passengers transported, as well as higher compensations paid to passengers during the quarter.
•	Aircraft rentals increased 14.5%, due to the incorporation of 2 leased Airbus A320s in September 2010 and 2 leased Boeing 767-300 freighters in November and December 2010.
•	Maintenance expenses increased 4.0% due to a larger fleet, partially offset by lower maintenance payments to third parties.
•
Other operating expenses increased 27.0% due to higher advertising and marketing expenses, higher costs related to tours and travel services and costs incurred in the due diligence processes related to TAM and AIRES.

Non-operating results

•
Interest income increased from US$4.3 million in fourth quarter 2009 to US$4.6 million in fourth quarter 2010, due to a slight recovery of average interest rates, partially offset by a lower cash balance.

•	Interest expense increased 2.7% due to higher debt related to fleet financing.
•
Under Other income (expense) the Company recorded an US$18.8 million gain, which includes a US$14.0 million reversal of the provision related to the investigation in the cargo business carried out by the European Commission, as a result of the fine announced in November 2010.

CONSOLIDATED 2010 RESULTS

Net income for 2010 amounted to US$419.7 million compared to US$231.1 million in 2009, an increase of 81.6%. Net margin for the year increased from 6.3% in 2009 to 9.3% in 2010.

Operating income amounted to US$622.9 million in 2010 compared to US$435.7 million in 2009. Operating margin for the year increased from 11.9% in 2009 to 13.8% in 2010.

Total operating revenues increased 23.7% compared 2009, reaching US$4,523.3 million. This reflected a:
•	18.5% increase in passenger revenues to US$3,109.8 million,
•	43.0% increase in cargo revenues to US$1,280.7 million, and a
•	2.6% decrease in other revenues to US$132.8 million.
Passenger and cargo revenues accounted for 68.8% and 28.3% of total revenues in 2010, respectively.

Passenger revenues increased 18.5% in 2010, driven by 11.1% growth in traffic and 6.7% increase in yields. Load factors increased from 76.9% in 2009 to 78.3% in 2010, as capacity increased 9.2%. Overall, revenues per ASK increased 8.5%. Traffic grew as a result of a 10.6% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru and Ecuador), and a 11.3% increase in international traffic. Traffic growth during the first half of 2010 was impacted by decreased demand as a result of the earthquake that struck Chile on February 27, 2010. International traffic accounted for 70.1% of total passenger traffic in 2010. Yields increased 6.7% due to higher fares as a result of a stronger demand environment, as well as higher fuel surcharges.

Cargo revenues increased 43.0% in 2010, driven by a 23.5% increase in cargo traffic and a 15.8% increase in yields, reflecting a strong recovery and growth in global cargo markets, as well as better revenue management practices. Capacity increased 20.5% in 2010. As a consequence, load factors increased from 68.4% to 70.1%. Revenues per ATK increased 18.7% compared to 2009.

Other revenues decreased 2.6%, mainly driven by a decrease in revenues from aircraft leases to third parties and a decrease in revenues from maintenance services.

Total operating expenses increased 21.1% in 2010 and unit (ATK) costs increased 5.7% compared to 2009. Higher jet fuel prices during this year led to approximately US$99.7 million in higher fuel costs (net of fuel hedges). Excluding fuel, unit costs increased 5.9% mainly due to higher wages and salaries and higher costs related to ACMI leases in the cargo business. Changes in operating expenses were mainly due to the following:

•
Wages and benefits increased 24.7%, driven by higher average headcount, in-line with the Company’s operational expansion, the impact of the appreciation of Latin American currencies, and an increase in variable bonus payments in line with higher results obtained in 2010.

•
Fuel costs increased 21.1%, mainly driven by a 26.4% increase in prices, coupled with a 10.7% increase in consumption. In addition, the Company recognized a US$1.0 million fuel hedge gain, compared to a US$128.7 million fuel hedge loss in 2009.

•
Commissions to agents increased 20.5% due to a 24.8% increase in traffic revenues (passenger and cargo), partially offset by a 0.1 point reduction in average commissions. This reduction was mainly related to lower commissions in the passenger business.

•
Depreciation and amortization increased 12.4%, mainly due to the incorporation of 1 new Boeing 767-300 passenger aircraft in February 2010 and 8 new Airbus A320 aircraft between July and December 2010.

•
Other rental and landing fees increased 21.2%, mainly due to increased costs of aeronautical rates and handling costs, in-line with the expansion in the Company’s operations during the year, as well as increased costs from ACMI leases in the cargo business.

•	Passenger service expenses increased 23.1%, driven by a 12.3% increase in the number of passengers transported during the year, as well as higher compensation paid to passengers during this period.

•
Aircraft rentals increased 17.8%, mainly driven by an increase in the average rental cost due to the delivery of 2 leased Boeing 777 freighters in April and May 2009, 2 leased Airbus A320s in September 2010 and 2 leased Boeing 767-300 freighters in November and December 2010.

•	Maintenance expenses decreased 0.3% due to lower maintenance payments to third parties, which offset the effects of a larger fleet.
•	Other operating expenses increased 29.3% due to higher sales costs, higher advertising and marketing expenses and higher costs related to tours and travel services.

Non-operating results

•	Interest income decreased from US$18.2 million in 2009 to US$14.9 million in 2010, mainly due to lower average interest rates during the year.
•	Interest expense increased 1.4% as higher debt related to fleet financing was partially offset by lower average interest rates.
•
Under Other income (expense), the Company recorded a US$19.5 million gain, which includes a US$14.0 million reversal of the provision related to the investigation in the cargo business carried out by the European Commission, as a result of the fine announced in November 2010.

*****

About LAN
LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 118 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 13 dedicated freighters.  The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com or www.oneworldalliance.com

******

Note on Forward-Looking Statements
This report contains forward-looking statements.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.  These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LAN Airlines S.A.
Consolidated Income Statement (in thousands of US Dollars)
	For the three month period ended			For the twelve month period ended
	December 31			December 31
	2010	2009	% Change	2010	2009	% Change

REVENUE
Passenger	888,428	757,086	17.3%	3,109,797	2,623,608	18.5%
Cargo	370,150	282,168	31.2%	1,280,705	895,554	43.0%
Other	43,900	31,453	39.6%	132,826	136,351	-2.6%
TOTAL OPERATING REVENUE	1,302,478	1,070,707	21.6%	4,523,328	3,655,513	23.7%

EXPENSES
Wages and Benefits	-228,699	-176,372	29.7%	-794,096	-636,657	24.7%
Aircraft Fuel	-318,796	-263,952	20.8%	-1,161,927	-959,608	21.1%
Comissions to Agents	-48,547	-40,282	20.5%	-173,397	-143,900	20.5%
Depreciation and Amortization	-92,276	-78,310	17.8%	-341,696	-303,888	12.4%
Other Rental and Landing Fees	-173,314	-131,823	31.5%	-595,215	-490,921	21.2%
Passenger Services	-32,005	-26,236	22.0%	-114,221	-92,796	23.1%
Aircraft Rentals	-26,942	-23,531	14.5%	-98,588	-83,712	17.8%
Aircraft Maintenace	-29,524	-28,387	4.0%	-120,642	-121,037	-0.3%
Other Operating Expenses	-141,630	-111,498	27.0%	-500,658	-387,303	29.3%
TOTAL OPERATING EXPENSES	-1,091,733	-880,391	24.0%	-3,900,440	-3,219,822	21.1%

OPERATING INCOME	210,745	190,316	10.7%	622,888	435,691	43.0%
Operating Margin	16.2%	17.8%	-1.6 pp	13.8%	11.9%	1.9 pp

Interest Income	4,556	4,330	5.2%	14,946	18,183	-17.8%
Interest Expense	-38,734	-37,727	2.7%	-155,279	-153,109	1.4%
Other Income (Expense)	18,764	-25,141	-174.6%	19,477	-23,246	-183.8%

INCOME BEFORE TAXES AND MINORITY INTEREST	195,331	131,778	48.2%	502,032	277,519	80.9%
Income Taxes	-30,880	-20,869	48.0%	-81,107	-44,487	82.3%

INCOME BEFORE MINORITY INTEREST	164,451	110,909	48.3%	420,925	233,032	80.6%

Attributable to:
Shareholders	164,559	109,786	49.9%	419,702	231,126	81.6%
Minority Interest	-108	1,123	-109.6%	1,223	1,906	-35.8%

NET INCOME	164,559	109,786	49.9%	419,702	231,126	81.6%
Net Margin	12.6%	10.3%	2.4 pp	9.3%	6.3%	3.0 pp

Effective tax rate	15.8%	16.0%		16.2%	16.1%

Shares outstanding	338,790,909	338,790,909		338,790,909	338,790,909
Earnings per share (US$)	0.49	0.32	49.9%	1.24	0.68	81.6%

LAN Airlines S.A.
Consolidated Operational Statistics
	For the three month period ended			For the twelve month period ended
	December 31			December 31
	2010	2009	% Change	2010	2009	% Change

System
ATKs (millions)	2,389	2,129	12.2%	8,970	7,811	14.8%
ASKs (millions)	11,134	10,163	9.6%	42,355	38,777	9.2%
RTKs (millions)	1,708	1,512	13.0%	6,222	5,308	17.2%
RPKs (millions)	9,096	8,005	13.6%	33,147	29,830	11.1%
Overall Load Factor (based on ATKs)%	71.5%	71.0%	0.5 pp	69.4%	68.0%	1.4 pp
Break-Even Load Factor (based on ATK)%	61.5%	60.3%	1.2 pp	61.7%	62.1%	-0.4 pp
Yield based on RTKs (US Cents)	73.7	68.7	7.2%	70.6	66.3	6.4%
Operating Revenues per ATK (US Cents)	52.7	48.8	7.9%	48.9	45.1	8.6%
Operating Costs per ATK (US Cents)	45.3	41.4	9.3%	43.6	41.2	5.7%
Fuel Gallons Consumed (millions)	132.4	121.5	9.0%	501.1	452.7	10.7%
Average Trip Length (thousands km)	1.908	1.915	-0.3%	1.917	1.936	-1.0%
Total number of employees	18,967	16,844	12.6%	18,967	16,844	12.6%

Passenger
ASKs (millions)	11,134	10,163	9.6%	42,355	38,777	9.2%
RPKs (millions)	9,096	8,005	13.6%	33,147	29,830	11.1%
RTKs (millions)	819	720	13.6%	2,983	2,685	11.1%
Passengers Transported (thousands)	4,767	4,181	14.0%	17,293	15,404	12.3%
Load Factor (based on ASKs) %	81.7%	78.8%	2.9 pp	78.3%	76.9%	1.3 pp
Yield (based on RPKs, US Cents)	9.8	9.5	3.3%	9.4	8.8	6.7%
Yield (based on RTKs, US Cents)	108.5	105.1	3.3%	104.2	97.7	6.7%
Revenue/ASK (US cents)	8.0	7.4	7.1%	7.3	6.8	8.5%

Cargo
ATKs (millions)	1,239	1,087	14.0%	4,620	3,835	20.5%
RTKs (millions)	890	791	12.4%	3,239	2,623	23.5%
Tons Transported (thousands)	215	191	12.5%	780	649	20.1%
Load Factor (based on ATKs) %	71.8%	72.8%	-1.0 pp	70.1%	68.4%	1.7 pp
Yield based on RTKs (US Cents)	41.6	35.7	16.7%	39.5	34.1	15.8%
Revenue/ATK (US Cents)	29.9	26.0	15.1%	27.7	23.4	18.7%

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2010	2009

Total Assets	6,785,897	5,771,972
Total Liabilities	5,485,837	4,666,046
Total Equity (*)	1,300,060	1,105,926
Total Liabilities and Shareholders equity	6,785,897	5,771,972

Net Debt
Current and long term portion of loans from financial institutions	2,717,722	2,493,133
Current and long term portion of obligations under capital leases	227,571	281,809
Other liabilities current and long term portion	314,372	299,483
Cash and cash equivalents	-737,093	-791,912
Total Net Debt	2,522,572	2,282,513

(*) Under IFRS, Equity includes Minority Interest, wich amounted to US$ thou. 3,246 as of December 2010, and US$ thou. 7,099 as of December 2009

LAN Airlines S.A.
Consolidated Fleet

	As of December 31, 2010
	Leased	Owned	Total

Passenger Aircraft
Dash 8-200	11	0	11
Dash 8-Q400	4	0	4
Boeing 737-700	9	0	9
Airbus A318-100	0	15	15
Airbus A319-100	0	20	20
Airbus A320-200	2	24	26
Boeing 767-300	10	18	28
Airbus A340-300	1	4	5
TOTAL	37	81	118

Cargo Aircraft
Boeing 777-200F	2	0	2
Boeing 767-300F	3	8	11
TOTAL	5	8	13

TOTAL FLEET	42	89	131

Note: Table does not include one Boeing 767-200 leased to Aerovías de México S.A. and two Airbus A320 leased to Aeroasis S.A.

Santiago, January 25, 2011

Mr. Fernando Coloma Correa
Commissioner
SECURITIES AND INSURANCE COMMISSION
Hand Delivery
Re:  Disclosure of MATERIAL EVENT

Dear Commissioner:

In accordance with articles 9 and 10 of Securities Market Law No. 18,045, General Rule No. 30, and Title XVI of Companies Law 18,046 in regard to transactions with related parties, under due authorization of the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registration No. 306, please be advised of the following MATERIAL EVENT:

Today, the Board of Directors was informed of the purchase promise (the “Promise”) signed yesterday by its subsidiaries LAN Cargo S.A. and Inversiones LAN S.A., as promising sellers, with Bethia S.A. (“Bethia”), as promising buyer, regarding all shares in Blue Express Intl. S.A. and Blue Express S.A., LAN subsidiaries, engaged in ground courier service.  The final purchase is subject to conclusion of a due diligence and compliance with different conditions set out in the Promise.

As Bethia is a person related to LAN in the terms of article 100 of Securities Market Law 18,045, the Audit Committee and Board of Directors of Lan complied with Title XVI of Companies Law 18,046 and approved the above transaction after receipt of a report from an independent evaluator on the subject.

The price set in the Promise is US$54 million, subject to eventual adjustments resulting from the due diligence by Bethia.  According to the consolidated balance sheet of Blue Express Intl. S.A. and its subsidiary Blue Express S.A. as of December 31, 2010, the equity thereof is US$7,072,000 (seven million seventy-two thousand dollars of the United States of America).

It is estimated that the due diligence will be completed and the promised purchase and other accessory contracts will be executed between 45 to 75 days from the date of signature of the Promise.

Sincerely yours,

Alejandro de la Fuente Goic
Corporate Vice-President of Finance
Lan Airlines S.A.

cc:	Santiago Stock Exchange
Electronic Exchange of Chile
Valparaíso Securities Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel